SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                               SCHEDULE 13D/A
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 1)1


                     Total-Tel USA Communications, Inc.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)


                               89151T 10-6
                                --------
                             (CUSIP Number)

                         Walt Anderson, President
            Foundation for the Non-Governmental Development of Space
             2000 L Street, N.W., Suite 200, Washington, D.C. 20036
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 10, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   90337P10                              Page 2  of 7    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON: Foundation for the International Non-
        governmental Development of Space ("FINDS")
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                            7      SOLE VOTING POWER
        NUMBER OF                  628,929 Shares of Common Stock
         SHARES             --------------------------------------------------
        BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY EACH               0
         REPORTING
          PERSON           ---------------------------------------------------
          WITH              9      SOLE DISPOSITIVE POWER
                                   0
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        628,929 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.89% (based on 7,972,904 outstanding shares as reflected in the
               Issuer's proxy statement filed on 2/1/2000)
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14      TYPE OF REPORTING PERSON                   CO
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This Amendment No. 1 to Schedule 13D filed by FINDS, a Delaware not-for-profit corporation, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the
Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on February 7, 2000 (the "Schedule 13D"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between August 15, 1997 and October 16, 1997, FINDS purchased a total of 16,965 Common Shares on the NASDAQ National Market in over-the-counter transactions, and sold 11,000 of those shares on October 17, 1997. Between October 17, 1997 and April 2, 1998, FINDS purchased additional Common Shares bringing its holdings to 47,465 Common Shares as of April 2, 1998. In July, 1999, a 2-for-1 stock split brought FINDS's holdings to 94,930. Between July, 1999 and February 3, 2000, FINDS purchased 76,900 additional Common Shares on the NASDAQ National Market. The details of FINDS's purchases as set forth in this paragraph are as follows:

Date                 Number of Shares            Price Per Share

08/15/97                  5,000                     $21.5000
08/29/97                 10,000                      21.5000
10/16/97                  1,965                      22.8750
11/24/97                  3,500                      29.0000
11/25/97                  5,500                      29.0000
11/26/97                  2,000                      29.0000
12/10/97                 10,000                      29.6250
12/22/97                  2,500                      29.0000
03/03/98                  3,000                      37.5000
03/05/98                  1,000                      36.0000
03/09/98                  2,000                      36.7500
04/01/98                  5,000                      40.7500
04/02/98                  7,000                      41.5000
12/15/99                    500                      14.8750
12/15/99                  1,500                      15.0000
12/16/99                  3,400                      15.2500
12/27/99                  1,200                      14.0000
12/27/99                    500                      13.8750
12/27/99                    400                      13.7500
12/28/99                  1,000                      14.2500
12/28/99                  2,000                      13.7500
12/28/99                  2,000                      14.0000
12/29/99                  1,400                      14.0000
12/30/99                  7,000                      14.0000
01/03/00                    600                      13.8750
01/03/00                  1,400                      14.0000
01/04/00                  3,100                      13.1250
01/04/00                  1,000                      13.0625
01/04/00                  3,300                      14.0000
01/04/00                  4,900                      13.5000
01/06/00                  2,000                      14.0000
01/06/00                  2,300                      13.5000
01/06/00                    200                      13.9375
01/06/00                    500                      13.4375
01/10/00                    100                      12.8750
01/10/00                    100                      13.2500
01/10/00                    800                      13.1250
01/10/00                  4,000                      13.5000
01/21/00                  3,600                      14.5000
01/21/00                  1,100                      14.2500
01/24/00                  1,500                      14.7500
01/26/00                  3,500                      14.8750
01/26/00                  1,500                      15.0000
01/27/00                  2,400                      14.8750
                               Page 3 of 7 Pages
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01/27/00                  1,000                      14.6250
01/28/00                  5,000                      15.0000
01/31/00                  5,000                      14.7500
02/01/00                  1,900                      14.7500
02/02/00                    600                      14.7500
02/02/00                  4,400                      15.0000
02/03/00                    200                      17.7500

Total                   171,830

     In addition, under a Put Agreement dated as of September 21, 1999 between Walt Anderson ("Mr. Anderson"), Warren Feldman ("Mr. W. Feldman"), Solomon Feldman ("Mr. S. Feldman") and Revision LLC, a Delaware limited liability company ("Revision"), which Put Agreement was filed with the SEC on September 30, 1999 as Exhibit 7.2 to Amendment No. 15 to Schedule 13D for Revision (the "Feldman Put Agreement"), Mr. W. Feldman, Mr. S. Feldman and their permitted designees had the right, but not the obligation, to sell and deliver up to 1,103,817 Common Shares to Revision and/or Mr. Anderson at a purchase price of $16.00 per share upon the exercise of the Put Option at any time during the period beginning on December 11, 1999 and ending at 5:00 p.m. on February 10, 2000 (the "Feldman Put Option"). Certain terms of the Feldman Put Agreement were modified, including the addition of FINDS as a party to the agreement, by Amendment No. 1 to the such agreement, dated as of December 11, 1999, a copy of which was filed with the SEC on December 21, 1999, as Exhibit 7.2 to Amendment No. 16 to Schedule 13D for Revision. The Feldman Put Agreement was further amended by Amendment No. 2 to such Put Agreement, dated as of March 10, 2000, a copy of which was filed with the SEC on March 20, 2000, as Exhibit
7.2 to Amendment No. 19 to Schedule 13D for Revision ("Revision Amendment No.
19).

    In addition, under a Put Agreement dated as of September 21, 1999 between Mr. Anderson, Leon Genet ("Mr. Genet") and Revision, which Put Agreement was filed Exhibit 7.3 to Amendment No. 15 (the "Genet Put Agreement"), Mr. Genet and his permitted designees had the right, but not the obligation (the "Genet Put Option"), to sell and deliver up to 104,320 Common Shares to Revision at a purchase price of $16.00 per share upon the exercise of the Genet Put Option at any time during the period beginning on December 11, 1999 and ending on
February 10, 2000.    Neither Revision nor Mr. Anderson had any right to
require any of the Common Shares subject to the Genet Put Agreement to be sold. Certain terms of the Genet Put Agreement were modified, including the addition of FINDS as a party to the agreement, by Amendment No. 1 to such Genet Put Agreement, dated as of March 10, 2000, a copy of which was filed with the SEC on March 20, 2000, as Exhibit 7.3 to Amendment No. 19 to Schedule 13D for Revision.

     On December 14, 1999, pursuant to the Feldman Put Agreement, as amended, Mr. W. Feldman delivered an exercise notice (the "Exercise Notice"), which Exercise Notice was filed with the SEC on January 24, 2000 as Exhibit 7.2 to Amendment No. 17 to Schedule 13D for Revision, with respect to 788,021 Common Shares subject to the Put Option. On January 14, 2000, pursuant to the Feldman Put Agreement and the Exercise Notice, FINDS purchased 249,581 of the Common Shares subject to the Feldman Put Agreement. Messrs. W. Feldman and S. Feldman have no further right to sell Common Shares pursuant to the Feldman Put Agreement.

                             Page 4 of 7 Pages
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     On February 7, 2000, pursuant to the Genet Put Agreement, as amended, Mr.
Genet delivered an exercise notice (the "Genet Exercise Notice"), which was filed with the SEC on February 18, 2000 as Exhibit 7.4 to Amendment No. 18 to
Schedule 13D for Revision ("Revision Amendment No. 18"), with respect to
50,000 Common Shares subject to the Genet Put Option. FINDS expects to close the purchase of such Common Shares in the near future, subject to the satisfaction by Mr. Genet of the applicable closing conditions. Upon such closing, Mr. Genet will have no further rights to sell Common Shares pursuant to the Genet Put Agreement.

     On February 9, 2000, pursuant to the Feldman Put Agreement, as amended, Mr. W. Feldman delivered a second exercise notice (the "Second Exercise Notice"), which Second Exercise Notice was filed as Exhibit 7.2 to Revision Amendment No. 18, with respect to 303,296 Common Shares subject to the Feldman Put Option. On February 10, 2000, Mr. W. Feldman delivered a third exercise notice (the "Third Exercise Notice"), which Third Exercise Notice was filed as
Exhibit 7.3 to Revision Amendment No. 18, with respect to 5,000 Common Shares subject to the Feldman Put Option. On March 9, 2000, Mr. W. Feldman delivered a fourth exercise notice (the "Fourth Exercise Notice"), a copy of which was filed with the SEC on March 20, 2000, as Exhibit 7.4 to Revision Amendment No. 19, revoking the Second Exercise Notice and exercising his put option with respect to 202,518 Common Shares subject to the Feldman Put Option.

     On March 10, 2000, pursuant to the Feldman Put Agreement, the Third Exercise Notice and the Fourth Exercise Notice, FINDS purchased 207,518 Common Shares for a total purchase price of $3,320,288.00. All of the funds used to purchase such 207,518 Common Shares came from FINDS's working capital funds. Messrs. W. Feldman and S. Feldman have no further rights to sell Common Shares pursuant to the Feldman Put Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) FINDS beneficially owns 628,929 Common Shares representing approximately 7.89% of the outstanding Common Shares, based on the information regarding issued and outstanding shares as of January 27, 2000 provided in the Issuer's proxy statement filed with the SEC on February 1, 2000. As described under Item 3 above, FINDS has no right to acquire any of the 316,918 Common Shares still subject to the Feldman Put Agreement, as amended, and the Genet Put Agreement, as amended, and therefore is not a beneficial owner thereof within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                  In addition, Mr. Anderson, the President and a Director of FINDS, is the Manager of Revision, which owns 3,595,604 Common Shares. Mr. Anderson also personally owns 7,300 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

                            Page 5  of 7 Pages
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         (b)      FINDS has the sole power to vote and dispose of the Common
                  Shares.

         (c) During the 60 days preceding the date of this Statement, FINDS acquired the Common Shares as reported in Item 3 above.

          (d) No other person is known by FINDS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by FINDS. Until the closing of the purchase by FINDS of the 50,000 Common Shares which FINDS will purchase pursuant to the Genet Put Agreement, Mr. Genet has the sole right to receive dividends paid on such 50,000 Common Shares, which are the only Common Shares still subject to a put agreement. Mr. Genet has the sole right to receive the proceeds from the sale of the shares owned by him which remain subject to the Genet Put Agreement.

          (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Genet Put Agreement (as described in Item 3 above and filed as Exhibit 7.3 to Amendment No. 15 to Schedule 13D for Revision)and Amendment No. 1 to the Genet Put Agreement (filed as Exhibit 7.3 to Revision Amendment No. 19), FINDS has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares benefically owned by FINDS, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.


















                             Page 6 of 7 Pages
                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     March 20, 2000

                                           Foundation for the International
                                           Non-governmental Development of
                                           Space, a Delaware not-for-profit
                                           corporation



                                         By: /s/ Walt Anderson
                                            --------------------------------
                                              Walt Anderson, President









                             Page 7 of 7 Pages